EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS / EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) financial situation between May 31, 2004 and May 31, 2005. It also includes a comparison between the operation results, the treasury flow and the financial situation for the 12-month period ending May 31, 2005 and those from the previous fiscal year.

This analysis, completed on August 22, 2005, must be read in conjuncture with the Company’s audited consolidated financial statements at May 31, 2005 and presented in this annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless indicated otherwise.

OVERVIEW

Neptune’s 2005 fiscal year was dedicated to the marketing of its products in North America and Asia.  Neptune also deployed development initiatives in the European market. To accomplish this, the Company participated in various tradeshows in order to promote its products and maintain its level of excellence, established and developed since its foundation.

The Company maintained its clinical research initiatives. As a result, the Company can now take advantage of scientific results demonstrating the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing clinical research aiming to demonstrate the benefits of NKOTM on human health.

During the second quarter of the 2005 fiscal year, the Company has re-priced to $ 0.25 a share, the exercise price of all stock option granted before October 5, 2004 in order to reward the effort of all employees and officers for there accomplishments and also to motivate them in obtaining the objectives for the current and future exercises.

During the fourth quarter, the Company re-negotiated with success the terms of one debenture in order to postpone the due date to March 31st 2008.

The Company also started the process to comply with Health Canada requirement to become GMP by December 31st 2005.

PRINCIPAL ANNUAL FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

	2005	2004	2003
Sales Figures	5,038	2,262	-
EBITDA	401	(1,659)	(2,402)
Net Loss	1,768	3,534	3,335
Net Loss per Share and Diluted Loss per Share	0.069	0.161	0.213
Total Assets	7,297	7,922	9,134
Working Capital	362	98	1,132
Shareholder Equity	(2,640)	(1,659)	1,653
Book Value per Common Share	(0.103)	(0.076)	0.076
Long Term Financial Liabilities	8,025	7,696	5,985

COMMENTS RELATIVE  TO THE SIGNIFICANT VARIATIONS

SALES

Sales has continued to progress to reach more than $5M for the fiscal year ended May 31st 2005, representing an increase of 123% from last fiscal year end of May 31st 2004.

EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION OF ASSETS (EBITDA)

The Company’s EBITDA increased for more than $2M from last fiscal year end going from $(1,6)M to $0,4M.  The EBITDA has closed on positive ground for the fourth quarter in a row.

NET LOSS

The Net Loss for the fiscal year ended May 31, 2005 has decreased to $1,8M or $0.069 per share while the fiscal year ended May 31, 2004 generated a Net Loss of $3,5M or $0.161 per share.  This result is mainly due to the increase in sales and an improvement in production costs.

Neptune Technologies & Bioressources Inc.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	5,038	1,134	1,180	1,292	1,432
EBITDA	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share	0.069	0.015	0.020	0.013	0.021

Fiscal Year Ended May 31, 2004

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	2,262	643	956	602	61
EBITDA	(1,659)	(353)	(269)	(240)	(797)
Net Loss	3,534	799	744	717	1,274
Loss per Share	0.161	0.037	0.034	0.033	0.057

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

In 2005, operating activities caused a small reduction in liquidity of $0,2M compared with large reduction of $2,6M for the same reporting period ended on May 31, 2004. The variation of $2,4M is primarily due to the decrease of the net loss for $1,8M and from the variations in working capital elements from one year to the next. The variation in working capital elements for the 2005 fiscal year, in relation to the previous period, is primarily due to the increase in receivables $0,569M and a decrease in inventory $0,434M. The increase in receivables is mainly due to the increase of the Sales volume and the decrease in  inventory are primarily due to the tight inventory management.

Investing Activities

The variation in investing activities related to acquisitions of fixed assets and intangible assets for a total of $0,243M.

Financing Activities

During the fiscal year ended May 31, 2005, the Company completed a private placement for $655,184, following the issue of 3,275,922 units at a price of $0.20 each.  Each unit includes a common share and a stock purchase warrant allowing the holder to obtain a common share at a price of $0.25 for a 24-month period.

Overall, taking the treasury flow into account, the Company increased its cash by $0,229M for the 12-month period ended May 31, 2005.

Financial Situation

The following table details the important changes to the balance sheets at May 31, 2005 and May 31, 2004:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	229	See cash flow statement
Receivables	569	Directly linked to an increase of operation
		and sales activities
Inventory	(434)	Decrease in inventory due to tight
		inventory management
Fixed assets	(544)	Amortisation of fixed assets
Other assets	(440)	Amortisation of start-up costs
Accounts payable	(173)	Better cash flow management
Convertible debentures	612	Capitalized interest

Neptune Technologies & Bioressources Inc.

PRIMARY ANNUAL FINANCIAL RATIOS

	2005	2004	2003
Working Capital Ratio	1.19	1.05	1.76
Solvency Ratio
Debt Capital/Shareholder Equity*	1.47	1.31	0.65

* including convertible debentures

Most of the Company’s financial ratios improved during the period ended May 31, 2005 compared to the period ended May 31, 2004 due to the good overall performance of the Company.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt (1)	3,693,900	768,567	1,472,000	1,412,000	41,333
Loans guaranteed by investments in
rental contracts (2)	131,766	77,777	48,926	5,063	-
Total liabilities	3,825,666	846,344	1,520,926	1,417,063	41,333

(1)

This amount is not reduced by the assigned value to warrants and common shares.

(2)

Including interest fees.

Related Party Transactions

The transactions between related parties are described in note 5 “Related Party Transactions” of the Company’s financial statements as at May 31, 2005.

Change in Accounting Policie

Changes in accounting policies are described in note 3 “Changes in Accounting Policies” ” included in the Company’s financial statements as at May 31, 2005.

Subsequent Events

No subsequent event to the balance sheet.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers. All export sales are completed in American funds. The exchange rate risks incurred by the Company are, at present, limited to those relating to the American dollar. Due to the fact that Company’s raw materials are being purchased in American dollars and that the Company intends to maintain its matching policies, the Executive is not currently using financial instruments.  However, the Company is planning on using financial instruments in the next fiscal year in order to limit the impact of the American dollars fluctuation.

Product Liability

The Company acquires a $5M-liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is PGO certified by the Canadian Food Inspection Agency (CFIA). In addition, the Company has begun implementing the initiatives required to receive Good Manufacturing Practices accreditation by Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company may differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in price and availability for raw materials and changes to economic conditions in Canada, the United-States and Europe, including variations in exchange and interest rates.

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Neptune Technologies & Bioressources Inc.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On August 22, 2005, the total number of common shares issued by the Company and in circulation was 25,594,805 and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

Henri Harland	André Godin
President and CEO	Vice-president, Operations

Neptune Technologies & Bioressources Inc.

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